SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            SMITH-MIDLAND CORPORATION

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             (Exact name of Registrant as specified in its charter)


           DELAWARE                                           54-1727060
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(State of incorporation or organization)               (IRS Employer I.D. No.)

                 Route 28, P.O. Box 300, Midland, Virginia 22728
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                    (Address of principal executive officers)

Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class                 Name of each exchange on which
          To be so registered                 each class is to be registered
          -------------------              -----------------------------------

                None                                    None

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates (if applicable): Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
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                                (Title of Class)


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ITEM 1.    DESCRIPTION OF SECURITIES TO BE REGISTERED.
           ------------------------------------------

           On January 21, 2003, the board of directors of our Company, Smith-Midland Corporation, a Delaware corporation, declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share. The dividend is payable on February 11, 2003 to the stockholders of record on February 11, 2003.

           For those interested in the specific terms of the Rights Agreement as made between our Company and Computershare Trust Company, Inc. as rights agent, on January 21, 2003 (the "Rights Agreement"), we provide the following summary description. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed as an exhibit to this Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from our Company.

           The Rights. Our board of directors authorized the issuance of a Right with respect to each outstanding share of common stock on February 11, 2003. The Rights will initially trade with, and will be inseparable from, the common stock. The Rights are evidenced only by certificates that represent shares of common stock. New Rights will accompany any new shares of common stock we issue after February 11, 2003 until the distribution date described below.

           Exercise Price. Each Right will allow its holder to purchase from our Company one one-hundredth of a share of Series A Junior Participating Preferred Stock ("preferred share") for $8.00, once the Rights become exercisable. This portion of a preferred share will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

           Exercisability.  The Rights will not be exercisable until

           - 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of our outstanding common stock, or, if earlier,

           - 10 business days (or a later date determined by our board of directors before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

           We refer to the date when the Rights become exercisable as the "Distribution Date." Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After the Distribution Date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are null and void and may not be exercised.

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           Our board of directors may reduce the threshold at which a person or group becomes an Acquiring Person from 15% to not less than 10% of the outstanding common stock.

           Excluded Persons. The following will be deemed not to be an Acquiring Person: (i) our Company, (ii) any subsidiary of our Company,
(iii) any employee benefit plan of our Company or any subsidiary of our Company,
(iv) any entity holding shares of common stock of our Company for or pursuant to the terms of any such plan or (v) Mr. Rodney I. Smith, his affiliates and associates, his heirs, and any trust or foundation to which he has transferred or may transfer common stock of our Company ("Rodney I. Smith").

           Consequences of a Person or Group Becoming an Acquiring Person.
           --------------------------------------------------------------

           - Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $8.00, purchase shares of our common stock with a market value of $16.00, based on the market price of the common stock prior to such acquisition.

           - Flip Over. If our Company is later acquired in a merger or similar transaction after the Distribution Date (other than by Rodney I. Smith), all holders of Rights except the Acquiring Person may, for $8.00, purchase shares of the acquiring corporation with a market value of $16.00 based on the market price of the acquiring corporation's stock, prior to such merger.

           Preferred Share Provisions.
           --------------------------

           Each one one-hundredth of a preferred share, if issued:

           -  will not be redeemable.

           - will entitle holders to quarterly dividend payments of $.01, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

           - will entitle holders upon liquidation either to receive $1 or an amount equal to the payment made on one share of common stock, whichever is greater.

           -  will have the same voting power as one share of common stock.

           - if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

           The value of one one-hundredth interest in a preferred share should approximate the value of one share of common stock.

           Expiration.  The Rights will expire on January 20, 2013.

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           Redemption. Our board of directors may redeem the Rights for $.001 per Right at any time before any person or group becomes an Acquiring Person. If our board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.001 per Right. The redemption price will be adjusted if we have a stock split or pay stock dividends on our common stock.

           Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common stock, our board of directors may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

           Anti-Dilution Provisions. Our board of directors may adjust the purchase price of the preferred shares, the number of preferred shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the preferred shares or common stock. No adjustments to the exercise price of less than 1% will be made.

           Amendments. The terms of the share purchase rights plan may be amended by our board of directors without the consent of the holders of the Rights. However, our board may not amend the share purchase rights plan to lower the threshold at which a person or group becomes an Acquiring Person to below 10% of our outstanding common stock. In addition, the board may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an Acquiring Person, our board may not amend the agreement in a way that adversely affects holders of the Rights.

ITEM 2.    EXHIBITS

           3.1 Certificate of Incorporation, as amended, of Smith-Midland Corporation (incorporated by reference to the Smith-Midland Corporation Registration Statement on Form SB-2 (No. 33-89312) declared effective by the Commission on December 13, 1995).

           3.2  Bylaws of Smith-Midland Corporation adopted on January 21, 2003.

           4.1 Rights Agreement, dated as of January 21, 2003, between the Company and Computershare Trust Company, Inc., as rights agent, including the Form of Certificate of Designations, the Form of Rights Certificate and the Summary of Rights to Purchase Preferred Shares attached thereto as Exhibits A, B, and C, respectively.


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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                     SMITH-MIDLAND CORPORATION

Date:  January 23, 2003


                                    By:       /s/ Wesley A. Taylor
                                       -----------------------------------
                                       Name:    Wesley A. Taylor
                                       Title:   Vice President of Administration



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                                  EXHIBIT INDEX


           Exhibit
           Number
           ------

           3.1 Certificate of Incorporation, as amended, of Smith-Midland Corporation (incorporated by reference to the Smith-Midland Corporation Registration Statement on Form SB-2 (No. 33-89312) declared effective by the Commission on December 13, 1995).

           3.2  Bylaws of Smith-Midland Corporation adopted on January 21, 2003.

           4.1 Rights Agreement, dated as of January 21, 2003, between the Company and Computershare Trust Company, Inc., as rights agent, including the Form of Certificate of Designations, the Form of Rights Certificate and the Summary of Rights to Purchase Preferred Shares attached thereto as Exhibits A, B, and C, respectively.